Exhibit 99.1

HEXO Increases Production of Its Popular Straight Edge Pre-Rolls and Launches Enhanced Inhalation Technology

Expanded capacity will accelerate delivery of HEXO’s popular straight edge products for the Redecan TnT and Original Stash lines, satisfying increasing customer demand

GATINEAU, Québec--(BUSINESS WIRE)--February 8, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company”), a leading producer of high-quality cannabis products, is pleased to announce it has successfully completed the expansion of its straight edge pre-roll production capacity at the Company’s Fenwick, Ontario site and will be launching a unique proprietary inhalation technology, intended to greatly improve the cannabis experience.

The development allows HEXO to increase its straight edge pre-roll production capacity, accelerating the delivery of the immensely popular Redecan Redees products to include the new TnT cannabis strain series and expanding HEXO’s Original Stash brand to address rising consumer demand.

Consumers have reacted positively to the new format and strains, and this expansion supports HEXO’s continued leadership of the Canadian straight edge pre-roll market.

“Canadian customers immediately took to our straight edge pre-roll format, and we recognized that to satisfy the growing demand, we’d need to up our production significantly,” said Charlie Bowman, President and CEO of HEXO. “It was important to expand capacity without sacrificing THC percentage or terpene quality. This increased capacity allows HEXO to provide our new TnT strain series in straight edge pre-roll format, while offering a broader price range and new product innovations.”

The Redecan Redees straight edge pre-roll is HEXO’s premium pre-roll product and Canada’s fastest growing and largest pre-roll in terms of market share. Redees are known as some of the smoothest products on the market and do not have an “after-burn” like many straight edge pre-roll products. Consumers also prefer their ease of use, appealing packaging and convenience over the more common but less consistent commodity cannabis products. Thoughtfully designed with an extra-long filter, tightly packed and offered in a convenient 10-pack, Redecan Redees are the original personal-sized straight edge pre-roll.

Redecan Redees straight edge pre-rolls also now feature a unique inhalation technology, developed through comprehensive consumer research and feedback. Incorporating the new proprietary technology allows an enhanced draw and intake, further heightening the consumer experience.

“Customers provided great feedback on how we could make the products even better,” noted Bowman. “We used this feedback to develop a new generation of straight edge pre-rolls exclusively for the new Redecan Redees and other HEXO brands.”

HEXO’s flagship Redecan Redees brand is launching several TnT strains throughout the year, including Warlock, Gluberry and Animal Rntz, along with a new 2:1 CBD:THC balanced product, CBD Kush, which offers the benefits of both cannabinoids. The brand will also continue to feature consumer favourites such as the Cold Creek Kush Redees and Wappa Redees. HEXO’s Original Stash line will launch its own straight edge pre-rolls, featuring the line’s popular Atomik Sour Haze and Powdered Donuts.

“As the Canadian cannabis market continues to evolve, expanding our straight edge pre-roll capacity was essential to strengthen HEXO’s market leadership,” added Bowman. “We’re building on the success of our Redecan Redees, a leading straight edge pre-roll in Canada, by introducing more products with higher THC and total cannabinoids percentages that meet consumer needs and offer a preferred cannabis experience.”

About HEXO Corp.

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com